


10015248



FOSTER'S
GROUP

SUPPL


SEC
Mail Processing
Section

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appointment of John Pollaers – Managing Director, CUB"

Released: 29 January 2010

Pages: 2

(including this page)

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com


FOSTER'S
GROUP

29 January 2010

APPOINTMENT OF JOHN POLLAERS – MANAGING DIRECTOR, CUB

Foster's Group Limited (Foster's) today announced the appointment of John Pollaers to the role of Managing Director, Carlton and United Breweries, reporting to the Chief Executive Officer, Ian Johnston. John will commence in the role on 7 April 2010.

John has extensive experience in the alcohol beverages industry across Australia, Asia Pacific and Europe.

His most recent role was President, Asia Pacific with Diageo, based in Singapore and working across 17 regional markets including China, India, Korea, Japan, South East Asia and Australasia. John was also a member of the Diageo Global Executive Committee.

Prior to this, John held other senior executive roles with Diageo, including Managing Director Asia, based in Singapore, and Managing Director Australasia, based in Sydney. He has also performed the role of Finance Director for Diageo's UK subsidiary. John started his career with Diageo as a Business Development Manager in 1990.

Earlier in his career John was an officer of the Royal Australian Navy from 1981 to 1989. John holds an MBA from Macquarie University and INSEAD, France, and has received Bachelors of Electrical Engineering and Computer Science from the University of New South Wales.

"I am excited to welcome someone of John's calibre to the executive leadership team," said CEO Ian Johnston. "John is well known and respected in the Australian market and has a proven track record in successfully leading and growing businesses across multiple countries, channels and brands."

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623